UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Luis A. de Herrera 1248, World Trade Center, Torre B., Montevideo, Uruguay

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

On February 21, 2012, Navios South Amercian Logistics Inc. (“Navios Logistics”) issued a press release announcing that it and one of its subsidiaries commenced on February 17, 2012 its offer to exchange up to $200.0 million of its outstanding 9 1/4% senior notes due 2019 for a like principal amount of its 9 1/4% senior exchange notes due 2017 which have been registered under the Securities Act of 1933, as amended. The exchange offer will expire at 5:00 p.m., New York City time, on March 16, 2012, unless extended by Navios Logistics. A copy of the press release is attached as Exhibit 99.1 to this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Date: February 21, 2012	By:	/s/ Claudio Pablo Lopez
Name: Claudio Pablo Lopez
Title: Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated February 21, 20112